UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Applied Minerals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03823M100
(CUSIP Number)

Michael B. Barry Samlyn Capital, LLC 500 Park Avenue, 2nd Floor New York, NY 10022 Tel: +1 (212) 588-9098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,662,931

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,662,931

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

25,662,931

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

IA, OO

* Based upon 151,490,464 shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn Capital, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,662,931

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,662,931

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

25,662,931

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 151,490,464 shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,300,700

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,300,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,300,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14.	TYPE OF REPORTING PERSON

OO

* Based upon 141,611,676 shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn Partners, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Onshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,300,700

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,300,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,300,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 141,611,676 shares outstanding as of the date hereof, as adjusted for convertible notes directly owned by Samlyn Onshore Fund, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,362,231

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,362,231

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

16,362,231

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%*

14.	TYPE OF REPORTING PERSON

CO

* Based upon 146,217,737 shares outstanding as of the date hereof, as adjusted for convertible notes directly owned by Samlyn Offshore Master Fund, Ltd.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS

Robert Pohly

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,662,931

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,662,931

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

25,662,931

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*

14.	TYPE OF REPORTING PERSON

IN, HC

* Based upon 151,490,464 shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Robert Pohly.

CUSIP No.	03823M100

This Schedule 13D is Amendment No. 2 with respect to (i) Samlyn Capital, LLC; (ii) Samlyn Partners, LLC; (iii) Samlyn Onshore Fund, LP; (iv) Samlyn Offshore Master Fund, Ltd.; and (v) Robert Pohly.

This Schedule 13D is an initial filing with respect to Samlyn, LP.

Item 1.	Security and Issuer.

The name of the issuer is Applied Minerals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 55 Washington Street, Suite 301, Brooklyn, New York 11201. This is Amendment No. 2 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Samlyn Capital, LLC, a Delaware limited liability company (“Samlyn Capital”); (ii) Samlyn, LP, a Delaware limited partnership (“Samlyn LP”); (iii) Samlyn Partners, LLC, a Delaware limited liability company (“Samlyn Partners”); (iv) Samlyn Onshore Fund, LP, a Delaware limited partnership (“Samlyn Onshore Fund”); (v) Samlyn Offshore Master Fund, Ltd., a Cayman Islands exempted company (“Samlyn Offshore Master Fund”); and (vi) Robert Pohly, a United States citizen (“Mr. Pohly”, and collectively with Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Samlyn Offshore Master Fund, the “Reporting Persons”).

(b), (c)	Samlyn Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to its private investment vehicle advisory clients, including, but not limited to, Samlyn Onshore Fund and Samlyn Offshore Master Fund. Samlyn LP is the sole owner of Samlyn Capital. Robert Pohly indirectly controls Samlyn Capital through his ownership interests in Samlyn LP and its general partner, Samlyn GP, LLC, a Delaware limited liability company for which Mr. Pohly serves as the managing member. Mr. Pohly is also the managing member of Samlyn Partners, which serves as the general partner of Samlyn Onshore Fund. Samlyn Onshore Fund and Samlyn Offshore Master Fund are each principally engaged in the business of investing in securities. The principal business address of Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Mr. Pohly is c/o 500 Park Avenue, 2nd Floor, New York, New York 10022. The principal business address of Samlyn Offshore Master Fund is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands. The board of directors of the Master Fund consists of Robert Pohly, Scott Dakers and Evan Burtton.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 25,662,931 Shares beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly came from the working capital of Samlyn Onshore Fund and Samlyn Offshore Master Fund, which are the direct owners of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 9,300,700 Shares beneficially owned by Samlyn Partners and Samlyn Onshore Fund came from the working capital of Samlyn Onshore Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 16,362,231 Shares beneficially owned by Samlyn Offshore Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

In addition, Item 3 and Item 4 of the Amendment No. 1 to Schedule 13D filed with the SEC in respect of the Issuer on November 6, 2014 by Samlyn Capital, Samlyn Partners, Samlyn Onshore Fund, Samlyn Offshore Master Fund, Ltd., and Robert Pohly (“Amendment No. 1”) are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 2 to Schedule 13D to report a change in their beneficial ownership percentages of the Shares, as indicated in Item 5 below.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Issuer’s board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Samlyn Capital, Samlyn LP and Mr. Pohly may each be deemed to be the beneficial owner of 25,662,931 Shares, constituting 16.9% of the Shares, based upon 151,490,464 Shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 25,662,931 Shares. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 25,662,931 Shares.

As of the date hereof, Samlyn Partners and Samlyn Onshore Fund may each be deemed to be the beneficial owner of 9,300,700 Shares, constituting 6.6% of the Shares, based upon 141,611,676 Shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn Partners and Samlyn Onshore Fund. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,300,700 Shares. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,300,700 Shares.

As of the date hereof, Samlyn Offshore Master Fund may be deemed to be the beneficial owner of 16,362,231 Shares, constituting 11.2% of the Shares, based upon 146,217,737 Shares outstanding as of the date hereof, as adjusted for convertible notes beneficially owned by Samlyn Offshore Master Fund. Samlyn Offshore Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,362,231 Shares. Samlyn Offshore Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 16,362,231 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures regarding the Investment Agreement, the Convertible Notes, the Warrant Cancellation Agreement and the A&R Registration Rights Agreement in Item 4 and Item 6 of Amendment No. 1 are incorporated herein by reference.

The form the Investment Agreement, form of the Convertible Notes, form of the Warrant Cancellation Agreement and form of the A&R Registration Rights Agreement that were incorporated by reference as separate exhibits to Item 7 of Amendment No. 1 are also incorporated herein by reference.

Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2017
(Date)

SAMLYN CAPITAL, LLC*

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP*

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN PARTNERS, LLC*

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN ONSHORE FUND, LP*

By:	Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.*

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Director

ROBERT POHLY*

By:	/s/ Robert Pohly

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated November 2, 2017, relating to the Common Stock, $0.001 par value per share of Applied Minerals, Inc. shall be filed on behalf of the undersigned.

November 2, 2017
(Date)

SAMLYN CAPITAL, LLC

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN PARTNERS, LLC

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN ONSHORE FUND, LP

By:	Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Director

ROBERT POHLY

By:	/s/ Robert Pohly